May 23, 2005

Via U.S. Mail and Fax
Mr. Russell R. Lee III
VP Finance and Chief Financial Officer
Teltronics, Inc.
2150 Whitfield Industrial Way
Sarasota, FL  34243

	RE:	Teltronics, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 31, 2005

      Form 10-Q for the quarter ended March 31, 2005
		Filed May 11, 2005
		File No. 0-17893

Dear Mr. Lee:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the fiscal year ended December 31, 2004, filed March
31, 2005

Management`s Discussion and Analysis of Financial Condition and Results of Operations, page 14

Critical accounting policies and estimates, page 15

Turnkey Contracts, page 16
1. Discuss the nature of the estimates and assumptions involved in accounting for revenue using the percentage-of-completion method, including the extent of any uncertainty involved in the estimates. Consider presenting the amounts of revenue recognized under the percentage of completion method and the completed contract method to demonstrate the impact of each method on the financial statements.

Revenue Arrangements with Multiple Deliverables, page 16
2. Discuss how total consideration under arrangements with multiple deliverables is allocated to the separate units of accounting. Describe how you determined the fair value of each unit, including the significant estimates and assumptions involved. Also discuss the accounting policy for each deliverable identified in your disclosure.

Other Income (Expense), page 18
3. The 20-20 switching system appears to account for a significant portion of your operations. Please discuss the impact of selling the patent back to Harris on future operations especially sales and cost of good sold.

Liquidity, page 20
4. Provide a more detailed discussion of management`s plans to overcome the financial difficulties of Teltronics. Discuss your specific plans to seek additional funding and credit facilities as indicated in Note 1 to the financial statements. Also discuss in detail your cash requirements and your ability to generate sufficient cash to support operations during the twelve month period following the latest financial statements. Your discussion should also address how you will meet the contractual obligations shown in the table at page 22.

5. Expand your discussion of operating cash flows to identify those items that are the primary underlying drivers in contributing to uncertainties or variability in your cash flows. For example, include explanations for the significant increases in accounts receivable and accounts payable. Please refer to Section IV.B of the Commission Guidance Regarding Management`s Discussion and Analysis of Financial Condition and Results of Operations in Release No FR-72.

6. Revise the table of contractual obligations to include interest payments on your debt financing.

Statements of Operations, page 28
7. Separately disclose revenues from sales of products and services and the related costs on the face of the income statement. Refer to Rules 5-03(b)1 and 5-03(b)2 of Regulation S-X.

Notes to Consolidated Financial Statements, page 32
Note 2, Significant Accounting Policies, page 32
Revenue Arrangements with Multiple Deliverables, page 35
8. Describe the cancellation, termination and refund provisions of arrangements with multiple deliverables. Refer to EITF 00-21.

      Note 16, Segment Information, page 47
9. It appears that you engage in business activities that may constitute more than one operating segment. For example, in the business section you describe your activities in intelligent systems management, digital switching systems and voice over internet protocol. Tell us how you applied the guidance in SFAS 131 in identifying your operating segments. If you have aggregated operating segments, disclose this fact as required in paragraph 26 and provide us with your analysis of the aggregation criteria in paragraph 17 of SFAS 131 for the various products and services you provide.

10. Disclose revenues by product and service or each group of similar products and services for each period presented. Refer to paragraph 37 of SFAS 131. If you believe it is impracticable to provide this information, tell us why.

Item 9A Controls and procedures, page 49
11. We note your disclosure that your Chief Executive Officer and Chief Financial Officer "concluded that [your] disclosure controls and procedures are effective and are designed to ensure that the information [you] are required to disclose is recorded, processed, summarized and reported within the necessary time periods."
Revise in future filings to clarify, if true, that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your Chief Executive Officer and Chief Financial
Officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) of the Exchange Act. Alternatively, you may simply state, if correct, that your Chief Executive Officer and Chief Financial Officer concluded that your disclosure controls and procedures are effective.


Exhibits 31.1 and 31.2
12. Please amend your filing to include as exhibits Rule 13a-14(a) certifications that conform exactly to the form provided for in the revised rules release effective August 14, 2003. See Item
601(b)(31) of Regulation S-K and Securities Act Release No. 33-8238 (June 5,
2003). For example, the fourth paragraph in the form states that "disclosure controls and procedures" is defined in Exchange Act
Rules 13a-15(e) and 15d-15(e), not Rules 13(a)-14 and 15d-14. The form paragraph also states the officers have evaluated the effectiveness of the disclosure controls and procedures "as of the end of the period covered by this report" and includes a subparagraph (d), which you must include. As another example, the form refers to "internal control over financial reporting," rather than "internal controls" in the fifth paragraph. These are only a few examples of the differences between your currently-filed certifications and the form. Please revise your certifications generally to conform. In addition, we note that, since you must file the Rule 13a-14(a) certifications with the amendment, you must include Form 10-K in its entirety in your amendment.

Form 10-Q for the quarter ended March 31, 2005, filed May 11, 2005

Exhibits 31.1 and 31.2
13. Please amend your filing to include as exhibits Rule 13a-14(a) certifications that conform exactly to the form provided for in the revised rules release effective August 14, 2003.

*    *    *    *

      As appropriate, please amend your Forms 10-K and 10-Q and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.


	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Nasreen Mohammed, Staff Accountant, at (202)
551-3773 or Terry French, Accountant Branch Chief, at (202) 551-
3828 if you have questions regarding comments on the financial statements and related matters. Please contact Cheryl Grant, Staff Attorney, at (202) 551-3359 or me at (202) 551-3810 with any other questions.

							Sincerely,


							/s/ Larry Spirgel
							Assistant Director
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Mr. Russell Lee
Teltronics, Inc.
May 23 2005
Page 5



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE